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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  April 27, 2006.

Commission File Number  001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8,  P.O. Box 1,  CH - 8070 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-                .

CREDIT SUISSE
Paradeplatz 8	Telephone +41 844 33 88 44
P.O. Box
CH-8070 Zurich	Fax +41 44 333 88 77
Switzerland	media.relations@credit-suisse.com

Media Release

Credit Suisse plans to merge private banking subsidiaries to form Clariden Leu

Zurich, April 27, 2006 As of the beginning of 2007, Credit Suisse is planning to merge its private banks Clariden Bank, BGP Banca di Gestione Patrimoniale, Bank Hofmann and Bank Leu plus the securities dealer Credit Suisse Fides to form a single autonomous bank, subject to the approval of the committees responsible. To be known as Clariden Leu, the bank will be headed by F. Bernard Stalder, currently CEO of Clariden Bank. Walter Berchtold, CEO Private Banking at Credit Suisse, is the designated Chairman of the Board of Directors. Clariden Leu will focus on wealthy clients and position itself as a leading international private bank firmly rooted in Switzerland. This merger will create the basis for continued profitable growth in Switzerland and in selected international markets. The merger is expected to generate synergies resulting in additional net income of around CHF 100 million per annum from 2008. The merger requires the approval of the Boards of Directors of Credit Suisse Group and the five entities as well as the prior consent of the Swiss Federal Banking Commission.

Walter Berchtold, CEO Private Banking of Credit Suisse and designated Chairman of the Board of Directors of Clariden Leu, stated the following: “With this strategic move, Clariden Leu will become one of the leaders in the Swiss private banking business. Moreover, it will have the critical mass in all market areas to invest in the continued expansion of its international business and play an active role in the ongoing consolidation process in this sector.”

F. Bernard Stalder, the current CEO of Clariden Bank and the designated CEO of Clariden Leu, said: “Clariden Leu is targeting wealthy clients. Thanks to the amalgamation of the individual units, which are an excellent match in terms of both products and regional presence, all clients will have access to an expanded range of investment products and specialized services. The bank’s strengthened position makes us a reliable partner for them in the long term as well.”

Merger from a position of strength

The four private banks plus Credit Suisse Fides are already extremely well positioned and are operating successfully. The fact that they complement each other in terms of product range and regional presence greatly strengthens their market position. With this strategic move, Clariden Leu is being given a strong base for continued profitable growth. It will be in a position to finance the necessary investments from its own resources and assume an active role in the consolidation process underway in this sector.

Clariden Leu intends to be a leader with regard to both the advisory services and products it offers and in respect of profitability. In the Swiss private banking segment, it will occupy a top position in terms of the volume of client funds managed, growth, and profitability. A unified “Clariden Leu” identity will greatly strengthen the bank’s positioning and recognition levels.

The name Clariden Leu brings together two firmly established brands that epitomize the new bank’s core competencies: the Swiss tradition of comprehensive, personalized asset consulting and management coupled with specialized product know-how and innovation.

The new bank is a subsidiary of Credit Suisse Group. As at December 31, 2005, the five units had a headcount of about 1,800. Assets under management totaled approximately CHF 112 billion and pro-forma net profit came to about CHF 443 million. Clariden Leu’s head office will be located at the present Bank Leu headquarters at Bahnhofstrasse 32 in Zurich. The merged bank will have branches in five cities in Switzerland and in over 17 locations in selected international markets.

Focus on wealthy clients with comprehensive requirements

Clariden Leu will be an independent, first-class private bank focusing on wealthy clients with high expectations in terms of advisory services, portfolio management, product expertise and performance. It will concentrate on the Swiss and selected international markets, where the merger will help it to expand its branch network. Its aim is to further strengthen its presence in these markets and to achieve profitable growth, both organic and through strategic acquisitions.

Clariden Leu can boast a comprehensive range of services and products tailored to its target clientele. A client-oriented Wealth & Investment Management unit that provides all-round consulting services and seeks further quality gains will be a key element. Clients of all existing units will gain access to a greatly expanded range of products and services drawing on broad-based private banking expertise. In addition, Lombard loans, mortgages, succession planning, trusts and foundations will be offered.

Clariden Leu has a flourishing structured products business and a broad range of specialized investment funds that has repeatedly won acclaim from renowned rating agencies. In addition to meeting its own clients’ investment needs, this also enables Clariden Leu to step up its sales to third parties for subsequent distribution among their own clients. Clariden Leu pursues an open-architecture strategy incorporating the best products of third-party suppliers.

In addition, Clariden Leu will be able to draw upon the existing core competencies of its parent company Credit Suisse in investment banking and asset management as well as on back-office services in operations and IT. Over time, areas that do not purely serve the requirements of wealthy clients will be transferred to Credit Suisse and integrated in the appropriate units. This applies to corporate lending, trade finance and brokerage/sales activities.

The special strengths of the five units – outstanding market and client focus plus maximum entrepreneurial scope for client advisors – will remain one of Clariden Leu’s key assets. Moreover, continuity in client relationships is a declared aim of the merger. No changes of client advisors are planned.

Major revenue and cost synergies

The merger of the individual banks will generate considerable synergies in terms of both earnings and costs. The main emphasis will be on using the joint identity, wider product range

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and greater geographical reach to generate additional earnings. On the cost side, synergies will arise from merging central services at the five units and making use of the parent company’s back-office facilities. The expected synergies as of 2008 should result in around CHF 100 million per annum in additional net income.

Merging the central services will greatly simplify the bank’s structures. The resulting loss of about 200 jobs in total, spread over 18 months, is expected to be largely absorbed by natural fluctuations and the simultaneous creation of new positions in the growth areas of Clariden Leu. Furthermore, Credit Suisse currently has several hundred vacancies for qualified specialists in all areas of banking.

The integration process is set to be completed by the end of 2007.

Management team: experienced people from the existing banks

The Clariden Leu group management will comprise established leaders from the merging partner banks. F. Bernard Stalder, the current CEO of Clariden Bank, will become the CEO of Clariden Leu. Hans Nützi, currently CEO of Bank Leu, will head the Private Banking division and will thus be in charge of front-office units. The Investment Products division will be headed up by Beat Wittmann, currently Chief Investment Officer at Clariden Bank. Walter Berchtold, CEO Private Banking of Credit Suisse and Chairman of the Boards of Directors of Bank Leu, Bank Hofmann and BGP Banca di Gestione Patrimoniale, has been put forward as the Chairman of the new bank’s Board of Directors.

Brief CVs of the designated Board Chairmen and CEOs

Walter Berchtold, designated Chairman of the Board of Directors of Clariden Leu

Walter Berchtold is Chief Executive Officer Private Banking at Credit Suisse, a member of the Group Executive Board and the Executive Board of Credit Suisse, as well as Chairman of the Board of Directors of Bank Leu, Bank Hofmann and BGP Banca di Gestione Patrimoniale. Walter Berchtold joined the former Credit Suisse First Boston (CSFB) in 1982, after having obtained his commercial diploma, and from 1987 he held numerous senior positions at CSFB and Credit Suisse. From 2003, he was Chief Executive Officer Banking at Credit Suisse Financial Services, then Chief Executive Officer of Credit Suisse, and finally Chief Executive Officer of the Credit Suisse division until the end of 2005.

F. Bernard Stalder, designated CEO of Clariden Leu

F. Bernard Stalder joined Clariden Bank as a member of the Executive Board and Head of Private Banking in 1991, and has been the Chief Executive Officer since 1999. After having studied economics and social sciences at the then Graduate School of Business, Economics, Law, and Social Sciences of St. Gallen, he worked for UBS as a financial analyst and investment advisor in Zurich, Brazil and London. Furthermore, he was Head of Marketing with Citibank Private Bank in London, and Head of the Private Banking Center with Citibank in Zurich.

Hans Nützi, designated CEO of the Private Banking division of Clariden Leu

Hans Nützi has been Chief Executive Officer of Bank Leu since 2003. After high school, he held various specialist and managerial positions in the areas of private banking, financial analysis,

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trading and auditing with the then Swiss Volksbank. From 2002 to 2003, he was responsible for the Credit Suisse onshore and offshore private banking business of the German-speaking regions, as well as for external asset managers.

Beat Wittmann, designated CEO of the Investment Products division of Clariden Leu

Beat Wittmann has been a member of the Executive Board of Clariden Bank since 1995, and as Chief Investment Officer he is responsible for the investment strategy as well as for the financial products area. After having studied business administration at the University of Basel, he worked for UBS Asset Management, first in Equity Investment Research and then Fund Management, and from 1989 he successively headed up Product Development, UBS Asset Management Luxembourg, and European Equity Products and Strategy.

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

The complete media documentation, including photos of the members of group management, is available at www.credit-suisse.com/claridenleu.

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with services in the areas of investment banking, private banking and asset management. It provides companies, institutional clients and high-net-worth private clients worldwide, as well as retail clients in Switzerland, with specialist advisory services, comprehensive solutions, and innovative products. Credit Suisse is active in over 50 countries and employs approximately 40,000 people. Credit Suisse Group, the parent company of Credit Suisse, is a leading global financial services company headquartered in Zurich. Credit Suisse Group registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CSR), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information

This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

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Cautionary statement regarding non-GAAP financial information

This media release contains non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles, is posted on our website at http://www.credit-suisse.com/sec.html.

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Clariden Leu

The platform for growth

Media Conference

Zurich, April 27, 2006

Agenda

Clariden Leu: creating a platform for growth

Vision and leadership team

Outstanding client service model in Private Banking

High-performance Investment Product offering

Summary and next steps

Capturing the opportunities in Private Banking

Trends	Implications

Client expectations	Client sophistication is increasing
• Comprehensive advice and individual client service mandatory

Product offering	Broad product offering with open architecture increasingly important
• Innovative solutions and superior performance key for differentiation

Growth markets	Growth is shifting towards emerging markets
• Strengthening international presence essential

Economies of	Ever increasing fixed cost eg. legal environment and IT
scale	• Critical size for sustainable success a must

Market	Private Banking industry is still highly fragmented
consolidation	• Consolidation process will continue

Clariden Leu – Snapshot

Merging entities		Facts of Clariden Leu

• Integration as of January 2007

• CHF 112bn assets under management
[LOGO]
• More than 55’000 private client relationships
[GRAPHIC]
• 1’800 employees

• Net revenues of CHF 1’164m

• Net income of CHF 443m

• Globally present in over 20 locations

Note: Figures as of 31.12.2005

Clariden Leu takes a leading position

[CHART]

(1)  2004 data, no data available for 2005

Note: PB AuM as reported

Source: Annual reports; press search

Logic for the merger:

One strong independently managed Swiss Private Bank

We act from a position of strength

•  All five entities are highly profitable, efficient and growing

Combining similar businesses for a more holistic client service

•  Complementary skills, product offering, locations and cultures

Employer of choice

•  Attract, develop and retain top talents

Complementary part of Credit Suisse Private Banking strategy

•  Active role in consolidation of Swiss private banking market

Agenda

Clariden Leu: creating a platform for growth

Vision and leadership team

Outstanding client service model in Private Banking

High-performance Investment Product offering

Summary and next steps

The vision of Clariden Leu

The most successful pure Private Bank by

•                  client satisfaction

•                  investment performance

•                  growth

•                  profitability

•                  reputation

Managed independently, backed by Credit Suisse Group

Strong starting position as a platform for growth

Key elements	Current starting position

Selected wealthy clients globally
Clients	• Private clients with sophisticated wealth management needs
• EAMs and consulting client approach for financial institutions

Product &	Full range of top performing wealth management products and services
Services	• State of the art client advisory process
• Complementary products with exceptional track record

Geographical	Strong home base and significant global presence
footprint	• Swiss on-and off-shore as home market
• More than 10bn AuM in each market

Unique blend of tradition and entrepreneurial spirit
Culture	• Over 250 years of private banking experience
• True track record of innovation and growth

Independently managed Private Bank backed by Credit Suisse Group
Ownership	• Clariden Leu complementary to CS PB
• Significant strategic and operational synergies with CSG

Award winning advice, products and services

[GRAPHIC]

Source: International Press and Media

A truly global franchise

AuM by client domicile, in CHF bn

[CHART]

Independently managed Private Bank - Backed by Credit Suisse Group

Clariden Leuis complementary to CS parent’s private banking business

•            Attractive alternative to universal bank for clients and employees

•            Potential for active role in market consolidation

Clariden Leu with independent Business Model

•            Independent product offering, services and investment management

•            Own HR and recruiting management

Credit Suisse Group provides significant synergies

•            Shareholder with long term view and providing additional respectability

•            Economies of scale in IT and Operations

Strategic cornerstones of Clariden Leu

Cornerstones	Strategic positioning

Clients	Targeting selected wealthy clients globally
• UHNWI/HNWI
• Affluents with proven potential

Wealth Management	Full range of services with structured approach
• Portfolio management and advisory
• Complementary products

Investment Products	Product factory with Private Banking focus
• Innovation and performance oriented
• Strong third party distribution

Culture	Entrepreneurial spirit as guiding principle
• Excellence in hiring, developing and retaining talent
• Merit-based long-term compensation

Performance	Outstanding profitability with growth above market
• 8% NNA growth
• Cost-income ratio of < 50%

Organization of Clariden Leu as of January 2007

[CHART]

Agenda

Clariden Leu: creating a platform for growth

Vision and leadership team

Outstanding client service model in Private Banking

High-performance Investment Product offering

Summary and next steps

Private Banking: Positioning

We are First Choice for clients and employees with entrepreneurial spirit

We are THE Swiss private banking reference with

•                  clients focused on sophisticated needs

•                  superior advisory, wealth & investment management services

•                  investment performance above market

•                  high reputational standards

•                  trusted brand heritage

Business Model: Private Banking

Cornerstones	Strategic positioning

Targeting sophisticated wealthy clients globally
Clients	• Private clients with sophisticated wealth management needs
• External asset managers with need for comprehensive services

We establish global market presence
Markets	• CH and Western Europe as core markets
• Latin America, Asia, Eastern Europe, and Middle East as growth markets with dedicated on-/offshore offerings and booking center services

Tailor-made solutions based on holistic and structured advisory approach to create superior client value
Services	• Front-oriented investment management powered by module specialists in order to achieve above market performance
• Complementary and supportive wealth management services beyond clients’ expectations

Entrepreneurial business models for private bankers and wealth managers
Culture	• External and internal client-focused spirit with enabling approach
• We live up to our standards and reputation

Clariden Leu with strong client organization

Private Banking: Client organization	# clients (1'000)

• 450 relationship managers	[CHART]
• 100 wealth management specialists
• More than 20 locations in Switzerland and international markets

Clariden Leu Private Banking

An outstanding client service model

[GRAPHIC]

Agenda

Clariden Leu: creating a platform for growth

Vision and leadership team

Outstanding client service model in Private Banking

High-performance Investment Product offering

Summary and next steps

Business Model: Investment Products

Positioning		Strategic cornerstones

Consultative client approach for Financial Institutions
• Comprehensive offering to Clariden Leu
	Clients	• Strong third party distribution
• Well diversified client base
We are a leading
product manager by
Focus on investment management
	Capital	• Proprietary research and active management
• Client satisfaction	Markets	• Capture opportunities and preserve capital
• Employ multiple investment styles
• Investment returns
Providing investment solutions
• Growth	Investment	• Absolute and relative performance orientation
	Products	• Open-architecture as a guiding principle
• Profitability		• Diversified offering with superior investment results

• Reputation		Client oriented and performance driven
• Innovative, international, competitive
	Culture	• Attract, develop and retain career specialists
• Merit-based long-term compensation

Product Offering

Building on existing strengths

All five banks have been sharing the same investment approach and business philosophy:

•             Active and research-driven product development and investment management

•             Exploring niches in capital markets and providing clients with innovative fund and structured products solutions

•             Open architecture and best in class in sourcing and distributing financial products

•             Leveraging the common fund service platforms in Switzerland, Luxembourg and Guernsey

Product Offering

Competitive and Complementary

[GRAPHIC]

Product Offering – Selected Funds

Innovative, Performing, Sizeable

	Advisor /	Size	Launch	Performance	Performance
Fund Name	Sub-advisor	(CHFm)	(Year)	objective	ranking 2005

Clariden Biotechnology Equity Fund	Clariden	590	1997	relative	1st quartile

Clariden Energy Equity Fund	Clariden / Wellington	1100	2001	relative	1st quartile

SAAF Real Estate Plus Fund	Clariden	50	2005	absolute	n/a

Clariden Russia Equity Fund	Clariden	590	1994	relative	2nd quartile

Clariden-CH Total Return Fund	Clariden	1315	2003	absolute	1st quartile

Clariden Bond Fund EUR	Clariden	411	1990	relative	1st quartile

Leu Prima Cat Bond Fund	Bank Leu	650	2002	absolute	1st quartile

Leu European Style Equities	Bank Leu	571	2003	relative	1st quartile

Bank Hofmann Swiss Small Stocks	Bank Hofmann	128	1997	relative	2nd quartile

Bank Hofmann Optima Medium	Bank Hofmann	139	2004	relative	n/a

Agenda

Clariden Leu: creating a platform for growth

Vision and leadership team

Outstanding client service model in Private Banking

High-performance Investment Product offering

Summary and next steps

Key elements of Clariden Leu

Clients	• All clients will remain with their current relationship manager
• Compelling, combined product offering and services will be made available to all clients

Brand	• New Private Bank will operate under “Clariden Leu” as of Jan, 2007
• Headquarters will be Zurich, Bahnhofstrasse32

Operations	• All entities will migrate to the CS IT platform
• IT and Operations will be fully integrated in the second half of 2007

Synergies	• Total synergies are expected to result in a net income increase of around CHF 100m by 2008
• Efficiency gains will be around 200 FTEs over the next 18 months
• Job reductions will be compensated by growth, opportunities at CS Group and natural fluctuation

Clariden Leu

A great move for all stakeholders

Clients	Employees	Shareholders

• Access to the most compelling knowledge and strengths of the merged entities	• Combination of critical size and entrepreneurial spirit	• Increased efficiency and complementary capabilities

• Outstanding advisory, product, wealth and investment management offering	• Merit based career development and compensation	• Strong bank for growth and market consolidation

• Long term stability due to strategic owner and strong capital base

Strong performance and stability	Opportunity for personal development	Sustainable value creation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date	April 27, 2006	By	/s/	Urs Rohner
General Counsel*

			/s/	Charles Naylor
Head of Corporate Communications

*  Print the name and title under the signature of the signing officer.

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